Exhibit 99.1

Origin Agritech Limited Reaches Worldwide Agreement for Bt Gene

Global Rights for Genetically Modified (GM) Corn, Soybean, Cotton, Canola, and other field crops products

BEIJING--(BUSINESS WIRE)--September 22, 2010--Origin Biotechnology, a wholly-owned subsidiary of Origin Agritech Limited (NASDAQ: SEED) announced it has reached an comprehensive, worldwide agreement with the Institute of Plant Protection, Chinese Academy of Agricultural Sciences (CAAS). CAAS jointly own the rights to the internally developed Bt-gene. Bacillus thuringiensis or “Bt” is a common soil bacterium that produces crystals that are toxic to certain insects. Origin Biotechnology already possesses the rights to this genetic trait in domestic China, and has been passing this product through the Ministry of Agriculture regulatory trials. This particular Bt- gene, demonstrated to be effective in both laboratory and field environments, is novel to the consumer markets in that it has never been commercialized, and is protected by patents granted separately by China and USA separately.

For the life of the patent, Origin will possess exclusive rights to sell and develop field crops products that contain these technology traits worldwide, Origin will also receive exclusive rights to sub-license to any third parties to develop seed products that contain these traits. Origin Agritech will also receive the rights to improve and further develop enhancements on this Bt-gene.

As a result of this agreement, Dr. Gengchen Han, Chairman of Origin, reiterated, “Origin continues to demonstrate that it is the leading, technology-focused crop seed company in China and improve its global technology product portfolio. Our industry goals are consistent -- to lead by serving farmers with unique enabling technology and services, producing, and protecting higher crop yields. We are focused on the production of higher quality seed products, whether proprietary or licensed.”

The highly-effective, dominant Bt control solution was discovered in 1901 and first used commercially in 1958. These insecticidal properties captured over 95 percent of the bio-pesticide market as of 2010, according to industry and academic reports. Over 30 subspecies and 800 different strains of this bacterium are used currently in a variety of control mechanism for several insects and their larva which feed on fruits, vegetables, and other cash crops including corn and cotton. Although highly toxic to insects, Bt is harmless to humans because the human body lacks the digestive enzymes needed to dissolve Bt protein crystals into their active form.

UPDATE OF ORIGIN GM PROGRAM

Phytase

World’s first transgenic phytase corn is expected to be commercially launched as the first genetically modified corn product in China as approved in November 2009. Phytase is currently used as an additive essential for the growth and development of all animals, and limits the amount of phosphorus waste in the environment. Phytase, as an additive for animal feed, is mandatory in Europe, Southeast Asia, South Korea, Japan, and Taiwan for environmental purposes. The worldwide phytase potential market size is US$500 million dollars, including US$200 million for China alone, according to the China Feed Industry Study. The corn seed market in China is estimated at over US$1 billion.

Glyphosate (Herbicide) Resistance

Glyphosate tolerance has passed the intermediate testing phase (Phase 2) and entered the environmental release testing phase (Phase 3). The company expects this product to be this to be the following product commercialized after Phytase. This glyphosate tolerance gene is able be stacked with the Bt gene. Introduced in the US in 1998, the use of glyphosate resistant corn grew from 950,000 acres in 1998 to 2.3 million acres in 1999 to 41 million acres by 2007, or at a compounded annual growth rate of 51.9%, according to the US Department of Agriculture. The rapid historical adoption rate indicates farmers find this trait to extremely valuable. The high level of adoption of these crops by farmers has also caused the reduction in value of the remaining herbicide market.

Since their introduction in 1996, over 75 million acres of genetically engineered glyphosate-resistant crops have been planted, making up 46% of the corn, 80% of soybean acres, and 70% of cotton acres in the US. These genetically engineered crops have been adopted by farmers because they are perceived to offer significant economic benefits over conventional crop and herbicide programs. The adoption of glyphosate-resistant crops has reduced costs for US farmers an estimated $1.2 billion. On the basis of recent adoption rates by growers around the world, it appears that glyphosate-resistant crops will continue to grow in number and in hectares planted.

Pest Resistance (Bt Corn)

Pest resistance (Bt Corn) has passed the intermediate testing phase (Phase 2)and entered the environmental release phase (Phase 3). In these phase 2 and 3 trials, these traits continue to perform as the best performing traits for pest resistance throughout China.

Bt crops produce a protein toxic to specific insects used in areas with high levels of infestations of targeted pests. Bt cotton, which controls varieties of the budworm and bollworm, was planted on 59 percent of U.S. cotton acreage and over 75 percent of the Chinese cotton acreage in 2010. Introduced in 1996 in the US, acreage of Bt corn has grown from 3.6 million acres in 1999 to 44 million acres by 2007, or at a compounded annual growth rate of 36.7%, according to the US Department of Agriculture. This Bt corn variety was planted on 49 percent of U.S. corn acreage in 2007.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on January 14, 2010. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving H. Kau, +011 86 136 8108 0243
Acting Chief Financial Officer
Irving.kau@originseed.com.cn